Filed Pursuant To Rule 433

Registration No 333-286293

October 24, 2025

NYSE TV REPORTER: What are you seeing more broadly across the performance for the major market indexes as of late?

MANAGING DIRECTOR, RESEARCH, GRAYSCALE INVESTMENTS, ZACH PANDL: Well, it's relief on inflation really is the story to the day, 3% inflation, that's what counts as low inflation in our world today. So we're probably gonna get another fed rate cut coming up next meeting and probably the one after that. The market likes that, you know, more Fed easing into the context of a <inaudible> economy. That's enough to get us some relief, you know, beyond that tariffs, uh, government shut down. These are the next big macro issues to keep an eye on. Yeah.

REPORTER: What do you make of the fact that Jerome Powell and his colleagues at the Fed, they've been over emphasizing more and more the other side of their dual mandates, not just inflation concerns. We know the goal has always been 2%, we're still kind of stuck at 3, but now it's the potential deterioration of the labor market conditions. What are you watching for at a Fed speak moving forward?

PANDL: Well, there's a huge puzzle here with the labor market. We see relatively soft jobs growth, but we don't really know, is it a weak economy or is it just slower immigration and AI disruptions, things like this. So the Fed has a puzzle on their hands right now. I think they've committed to cutting rates, given what they're seeing on inflation and jobs. Good enough for now is I guess what we see in the data. If they need to cut faster, if they need to pause, that'll be determined when the government reopens and we start getting some more jobs data again.

REPORTER: Yeah, well you know, and I wonder what the path forward looks like for the Fed. A data dependent Fed that doesn't have a lot of data to go off of. Maybe you make the argument ADP private payrolls. Yeah. Maybe playing to their calculus at least for December. We got an FOMC meeting coming up this Wednesday. One more in December. What are you looking for out of those two meetings?

PANDL: It is always sort of driving in the dark when you're making policy under uncertainty and it's even darker. Maybe your headlights are a little dimmer. Something like, uh, that, so some tough decisions for the Fed. I think they're gonna err on the side of easing err on the side of caution, which means cutting rates next, this coming Wednesday again later in the year that's gonna keep supporting markets, markets that I cover crypto assets as well as the broad indexes would be my expectation.

REPORTER: Yes. Let me ask you a little bit more about those crypto majors. The big storyline, at least the last several weeks. Of course, Bitcoin coming off those all time highs of 125, the huge surge in ETH. We got the shutdown concerns, you got China trade concerns as well. How does that impact the crypto majors from your lens?

PANDL: Yeah, two big trends powering the crypto market this year. One is macro demand for scarce assets, whether it's gold, silver, physical assets or things like Bitcoin, a scarce digital assets. So that macro demand still very much there. And then regulatory tailwinds, you know, President Trump came into office with a mandate from voter voters to bring regulatory clarity to crypto. He's been delivering on that. We think we'll see more of that later this year with the Senate working on more crypto legislation on a bipartisan basis. So in my view, of course there's always ups and downs, but to me the big two fundamental drivers of the asset class are very much still in place. I have a very positive outlook for crypto into the end of the year.

REPORTER: It's good to know there are at least a few topics, you can still use the word bipartisanship to describe, there aren't a lot of 'em right now at Capitol Hill, but crypto regulations seem to be one of those. How does, uh, Q4 seasonality play a role for crypto? It's traditionally a very strong part of the year. Is that kind of your base case, your expectation for the rest of the quarter?

PANDL: That is my base case. I think a more macro thing than a crypto thing, in this case. Crypto is in good shape for these reasons: regulatory clarity, a lot of the flows into ETFs and things like, uh, that, but it's a macro question. Does the Fed keep cutting? Does the trade war get worse or does it get better? Does the government reopen <laugh>? I think all that stuff is gonna cut in a positive direction for markets including crypto. And we end the year higher than we are, uh, today. But it's gonna come down to these macro questions. So TBD, but that will be my take.

REPORTER: Yeah. Today is day 24 of the ongoing government shutdown. If we're at this for another couple weeks, it will officially be the longest government shutdown we've ever had. Uh, hopefully a little bit of bipartisanship can rule the day at some point down on Capitol Hill to get the lights back on for the federal government. That'd be nice. Zach Pandl of Grace Gale kicking off the broadcast with us. Thanks a lot for being here, my man. It's great to have you.

PANDL: My great pleasure. Thank you.

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